Exhibit 99.127

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditor’s Report on the Reconciliation of Canadian generally accepted accounting principles to United States generally accepted accounting principles

To the Directors of Primero Mining Corp. (formerly Mala Noche Resources Corp.)

We have audited the carve out combined financial statements of the operations to be acquired by Mala Noche Resources Corp. (the “Operations”) as at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and have issued our report dated June 2, 2010. Such carve out combined financial statements and report are contained in Exhibit 99.128 of Form 40-F. We have also audited the reconciliation from Canadian generally accepted accounting principles (“Canadian GAAP”) to United States generally accepted accounting principles (“United States GAAP”) of the Operations contained in Exhibit 99.127 of Form 40-F. This reconciliation from Canadian GAAP to United States GAAP is the responsibility of the Operations’ management. Our responsibility is to express an opinion based on our audit. In our opinion, such reconciliation from Canadian GAAP to United States GAAP as at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, when considered in relation to the 2009 and 2008 carve out combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP
Chartered Accountants
August 11, 2011

Reconciliation of Canadian generally accepted accounting principles to United States generally accepted accounting principles for the Operations to be Acquired by Mala Noche Resources Corp.

The carve out combined financial statements of the Operations to be Acquired by Mala Noche Resources Corp. as at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 have been prepared in accordance with Canadian generally accepted accounting principles. There have been no significant differences identified that would affect the accounting treatment of these carve out combined financial statements had they been presented in accordance with accounting principles generally accepted in the United States.